100 King Street West, 24th Floor,

Toronto, ON M5X 1A1

June 21st, 2013

VIA EDGAR

Ms. Stephanie J. Ciboroski

Senior Assistant Chief Accountant

Securities and Exchange Commission

Washington, DC 20549

RE:	Bank of Montreal

Form 40-F for the Fiscal Year Ended October 31, 2012

Filed December 4, 2012

File No. 001-13354

Dear Ms. Ciboroski,

I am writing this letter in response to your letter dated May 16, 2013 pertaining to the following questions. I set out below your comments in bold type and the Bank of Montreal’s response thereafter.

At the Bank of Montreal, we take our disclosure responsibilities seriously and are very interested in enhancing the clarity and usefulness of our disclosures. We appreciate your comments and, after having considered your comments, recognize that there are a number of areas where our disclosures can be enhanced and clarified, as discussed in more detail in our responses to your comments below.

Form 40-F for the Fiscal Year Ended October 31, 2012

Exhibit 99.2

Management’s Discussion and Analysis, page 24

Economic and Financial Services Developments in 2012, page 30

1.	We note your disclosure that housing market activity and residential mortgage growth slowed after the first half of the year in response to more restrictive mortgage rules in Canada, and tighter lending standards held back residential mortgage growth in the United States. Please tell us and revise your future filings to disclose the significant changes in the Canadian and U.S. mortgage rules during 2012 and the impact these rules had on your underwriting process.

We will amend future filings to ensure there is clarity of our reference to “more restrictive mortgage rules in Canada, and tighter lending standards held back residential mortgage growth in the United States” and the impact these changes had on our underwriting process.

Lending standards within BMO for residential mortgages in the United States largely follow secondary market guidelines, and were unchanged for 2012 compared to 2011. Minimum standards regarding debt-to-income ratios and credit history remained consistent with the prior year. Loan to value restrictions were eased slightly for home equity underwriting as home values stabilized. These standards are tighter compared to the ‘pre-crisis’ period of 2007 / 2008 where there were allowances for higher loan to values and lower credit scores. The overall tightening that happened following the crisis has created a less liquid and suppressed market but the standards were unchanged in 2012. The reference to tighter lending standards is over a longer view (i.e. versus 2007 / 2008).

We note that we have included additional disclosure in our Q2 2013 Report to Shareholders (Pg 12 under the heading Real Estate Secured Lending), provided to the SEC, to further explain the changes to Canadian mortgage rules as follows:

In 2012, new residential real estate lending rules were introduced for federally regulated lenders in Canada, including restrictions on loan-to-value (LTV) for revolving home equity lines of credit (“HELOCs”), waiver of confirmation of income, debt service ratio maximums, as well as maximum amortization of 25 years and maximum home values of $1 million for high ratio insured mortgages (LTV greater than 80%). The regulatory changes resulted in some adjustments to loan underwriting practices including reducing the maximum LTV on HELOCs to 65% from 80%.

Critical Accounting Estimates, page 70

Goodwill and Intangible Assets, page 72

2.	We note your disclosure for the goodwill impairment test that if the carrying value were to exceed the recoverable amount of the group you would undertake a more detailed goodwill impairment assessment. We also note that the fair value less costs to sell was used to perform your goodwill impairment test in 2012 and that the discounted cash flow model used included assumptions related to synergies achieved on acquisition. Please address the following:

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Clarify for us what you mean when you state that “a more detailed goodwill impairment assessment would have to be undertaken” when the carrying value of a cash-generating unit (CGU) exceeds the recoverable amount and how this interacts with paragraphs 90 and 104 of IAS 36 on recognition of an impairment loss.

As indicated by your comment, paragraphs 90 and 104 of IAS 36 require a one-step goodwill impairment test in the sense that an impairment loss is recognized if the carrying amount of a cash generating unit (CGU) to which goodwill has been allocated exceeds the recoverable amount of the CGU. We complete a one-step impairment test as required by the standard. Upon further review we recognize that the wording on page 72 of our Annual Report does not clearly reflect the one-step process that we complete. We will amend the wording in our 2013 Annual Report to clarify that we complete a one-step test as follows:

“Goodwill is assessed for impairment at least annually. This assessment includes a comparison of the carrying value and the recoverable amount of each group of businesses (a cash generating unit) to which goodwill has been allocated to determine whether the recoverable amount of the group is greater than its carrying value. If the carrying value were to exceed the recoverable amount of the group, we would recognize an impairment loss.”

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Explain how you determined the synergies achieved on acquisition assumption would be available to most market participants and as such is a valid assumption in the fair value calculation. In your response, address whether the inclusion of this assumption increases or decreases your value in the discounted cash flow model.

When assessing acquisition targets, we incorporate a synergy assumption into our discounted cash flow analysis when determining fair value of the target company. We understand based on our experience on acquisitions we have both evaluated and completed that market participants pricing acquisitions of financial institution businesses, would take expected synergies into account in determining fair value and a purchaser would expect to achieve synergies from integrating the target’s operations into its own operations. In determining fair value less costs to sell for purposes of our impairment tests, we validated the appropriateness of our assumption of synergies achieved on acquisition by ensuring that the assumptions were consistent with market data and hence were consistent with experiences of others and with our experience in recent acquisitions. Data was obtained for 67 comparable banking acquisitions between 2010 and 2012 from a third party that collects data from sources such as merger documents, press releases and investor presentations. This data would be available to any potential acquirer.

The synergies assumption increases the determination of fair value in the discounted cash flow model. We completed sensitivity analysis on the synergy assumption and noted that the recoverable amount remained above carrying value even in the low end of the range.

Credit and Counterparty Risk, page 80

Risk Rating Systems, page 80

3.	We note your credit risk and risk rating systems disclosures here and on pages 135 and 136, and we note that the ratings correlate to a probability of default (PD) range. Please tell us and revise your future filings to clarify whether these risk rating systems are used in your allowance calculation and if so, how you incorporate the ratings and the PD range into the specific and collective allowances.

We will comply by ensuring that future filings clarify how risk ratings and probabilities of default are used in our allowance calculations.

Collective Allowance

Risk rating systems mapped to probability of default (PD) rates are used in BMO’s collective allowance calculation as further discussed below. The collective allowance utilizes PDs and other credit risk parameters assigned using risk rating systems to quantify incurred but not identified loss for the performing loan portfolio.

For performing wholesale/commercial accounts, risk ratings are mapped to PDs based on historical long run default experience for a given portfolio. Borrower risk ratings are assigned within this framework using methodologies and rating criteria based on the specific risk characteristics of each counterparty. As counterparties migrate between risk ratings, the associated PDs also change, which is reflected in the incurred loss calculation.

For retail/consumer accounts, performing exposures are segmented into homogenous pools based on account characteristics such as credit bureau score, delinquency history, loan-to-value ratio and loan balance. PDs and other credit risk parameters are then assigned to each pool based on the characteristics of the pool and historical experience and the incurred loss is quantified.

The Bank regularly back tests and calibrates the PDs based on our actual loss experience.

Specific Allowance

Risk ratings are assigned to impaired exposures in the wholesale portfolio; however these risk ratings reflect that the loan has been classified as impaired and not the probability of default since objective evidence of impairment already exists. Specific allowances and the related credit provision are determined at the individual account level based on the expected recoverable amount. Certain significant retail/consumer loans are individually assessed for impairment; individually insignificant retail/consumer loans are collectively assessed for impairment on a pooled basis, taking into account historical loss experience, PDs, delinquency status, bankruptcy status, product category and type of collateral pledged.

4.	We note your disclosure that collateral is used for credit risk mitigation purposes and minimizes losses that would otherwise be incurred. You also state that on an ongoing basis, collateral is subject to regular valuation as prescribed in your governing policies and standards. We further note for your disclosure under “Allowance for Credit Losses: on page 131 that the estimated future cash flows of a collateralized loan reflects the expected realization of the underlying security net of expected costs and any amount legally required to be paid to the borrower in your impairment analysis for individually identified impaired loans. Considering the value of the underlying collateral is a factor in your impairment analysis, and you have policies and procedures in place to value it on a regular basis, please tell us and revise your future filings to disclose your collateral valuation policies and procedures. In your disclosure, address the following:

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Discuss how frequently you obtain appraisals for the underlying collateral for both loan origination and loan impairment analysis and the type of appraisal obtained (e.g., in –person full appraisal, drive-by appraisals or automated valuation models (AVMs)). If the type of appraisal differs by loan product or value, discuss those differences.

We will comply by ensuring that future filings disclose our collateral valuation policies and procedures.

Collateral values are initially established at the time of loan origination and frequency of valuation is dependent on the type of collateral. For corporate and commercial borrowers, collateral can take the form of pledges of the assets of a business, such as accounts receivable, inventory, machinery and real estate, or personal assets pledged in support of guarantees (Pg 81 BMO Annual Report). Further details of collateral values for investor-owned commercial and residential real estate are provided below and will be included in future filings.

For investor-owned commercial real estate, a full external appraisal is obtained at the time of loan origination, except where the loan is below a specified threshold amount. When the loan amount is below a specified threshold and an appraisal is not obtained, then an internal evaluation and a site inspection is completed. Utilization of evaluation methods may include all or some of the following to support the assessed fair value of the underlying collateral: tax assessment, purchase price, real estate listing or realtor opinion. Drive by appraisals and Automated Valuation Models (“AVM”) are not used for commercial real estate collateral. At the time of each annual review, the need for an updated appraisal is reviewed within the context of the borrower risk rating, tenant/lease contracts in place, and current market conditions. In the event a borrower is downgraded to impaired status, an external updated appraisal is obtained for loan balances above a threshold amount. For loan amounts that are below the threshold amount, an external evaluation or Restricted Use Appraisal is obtained. During impaired status an updated appraisal or external evaluation is completed every twelve months.

For residential real estate a full external property appraisal is obtained at the time of loan origination if the loan amount is above a certain dollar threshold, unless the loan is held for secondary market sales in which case a full appraisal is obtained regardless of amount. Drive-by appraisals are permitted for loan amounts under a certain dollar threshold provided these loans are not held for secondary market sales. In Canada, when financing high-ratio insured mortgages, BMO utilizes information from the insurer’s valuation systems to establish property valuation. In Canada, other external information may be used to establish property value if the loan amount is below a maximum loan to value threshold.

AVM are utilized in Canada for residential mortgages when financing is below a threshold amount and loan-to-value ratio is within a specified range. The Bank commonly offers renewals for residential mortgages that are not in default at maturity however the Divisional Senior Executive may impose appraisal requirements in economically depressed areas where property values have significantly declined. In the event a residential mortgage becomes classified as impaired, at a minimum an updated drive by appraisal is obtained.

•	If AVMs or something similar is used to support property values, address the controls and processes you have in place to validate the valuations provided by the AVM.

AVM is used under limited circumstances in Canada as detailed above. The low ratio AVM service used is provided by an external vendor, Canadian Mortgage Housing Corporation, which is a government owned corporation. CMHC performs independent testing on low ratio AVM. The Bank received and reviews CMHC’s independently arranged report on the validity of its AVM model and has determined that the findings are appropriate under the Bank’s policies and within the risk tolerance thresholds for this type of valuation. The Bank further tests the output of the AVM model by taking a sample of existing valuation assessments and running these same cases through the AVM model. In all cases the Bank determined that output from AVM was consistent with the Bank’s findings through alternative means.

•	Tell us whether your valuation policies and procedures have changed during the periods presented and if so, disclose any significant changes.

No material changes were made during the fiscal 2012 and 2011 reporting periods.

Exhibit 99.3

Notes to Consolidated Financial Statements, page 124

Note 4: Loans, Customers’ Liability under Acceptances and ….page 131

5.	We note the disclosure on page 132 that the quantitative component for the collective allowance model measures the long-run expected losses based on PD and loss given default (LGD) risk parameters. We also note your response letter filed on November 29, 2012 that while your collective allowance model calculates expected losses it also uses a one year or seven month loss emergence period, depending on the loan portfolio. Please confirm that you will revise your future filings to provide a discussion similar to the responses letter on how the expected loss calculation in your model is adjusted to an incurred loss amount as required by IAS 39, and provide us with proposed disclosure to that effect.

We confirm that we use an incurred loss model as required by IAS 39 in determining the collective allowance for financial statement purposes and we will revise our wording in the 2013 Annual Report to more clearly reflect this approach. Our collective allowance model for financial statement purposes does not produce an expected loss calculation that is then adjusted to an incurred loss model. We will provide the following disclosure in our 2013 consolidated financial statements:

“…The collective allowance methodology incorporates both quantitative and qualitative factors to determine an appropriate level of the collective allowance. For purposes of calculating the collective allowance, we group loans on the basis of similarities in credit risk characteristics. The loss factors for groups of loans are determined based on a minimum of five years of historical data and a one year loss emergence period except for credit cards where a seven month loss emergence period is used. The loss factors are back tested and calibrated on a regular basis to ensure that they continue to reflect our best estimate of losses that have been incurred, but not yet identified, on an individual basis, within the pools of loans. Historical loss experience is also reviewed to determine loss factors. Qualitative factors are based on current observable data such as current macroeconomic and business conditions, portfolio specific considerations, model factors, and the level of non-performing loans (impaired loans) for which a specific allowance has not yet been assessed. “

Purchased Loans, page 133

6.	We note your accounting policy for purchased performing loans and that $580 million of your total credit mark for performing loans will not be amortized and will be recognized in either net interest income or collective provisions for credit losses as loans are repaid or changes in credit quality occur. Please address the following:

•	Tell us what the unamortized credit mark represents, and clarify whether the $580 million is an incurred credit mark.

The $580 million represents the credit losses incurred but not yet specifically identified against individual loans included in the purchased performing portfolio as at October 31, 2012. The incurred credit mark is the estimate of the amount of incurred credit losses on the portfolio of performing loans, for which there is no objective evidence of impairment on an individual basis, which existed in the purchased performing portfolio on the acquisition date. In substance, the incurred credit mark represents the estimate of future cash flows that are not expected to be collected on the acquired portfolio of purchased performing loans based on incurred but not specifically identified losses inherent in the portfolio.

•	Clarify why this portion of the credit mark will not be amortized, and whether the entire $580 million will ultimately be recognized regardless of the changes in estimates for these loans.

The reason we do not amortize the incurred credit mark is because it represents cash flows that are not expected to be collected based on incurred but not specifically identified losses inherent in the portfolio as at the date of purchase. If the loans pay-off in accordance with our initial estimate of expected cash flows adjusted for incurred losses inherent in the portfolio there will be no impact to net income from the incurred credit mark. Only changes in the initial estimate of expected cash flows resulting from changes in circumstances, such as a revised credit assessment, subsequent to the acquisition will result in the incurred credit mark being recognized in income as explained below.

Upon further review, we note that the wording of the last sentence under “Purchased Performing Loans” on page 133 in our Annual Report could be read to suggest that the incurred credit mark will eventually be recognized in income. As noted above, this will only occur if there are changes in expected cash flows resulting from changes in circumstances. In future filings, we will clarify why the incurred credit mark on the purchased performing loan portfolio is not amortized and that the incurred credit mark will only be recognized in income if changes in estimated cash flows occur subsequent to the acquisition date.

The incurred credit mark is re-measured each reporting period consistent with our collective allowance methodology and consistent with the requirements of IAS 39.AG8 which states “If an entity revises its estimates of payments or receipts, the entity shall adjust the carrying amount of the financial asset or financial liability … to reflect actual and revised estimated cash flows. The entity recalculates the carrying amount by computing the present value of estimated future cash flows at the financial instrument’s original effective interest rate….”. In instances where the Bank’s expectations of incurred credit losses is increased (i.e., estimated cash flows are reduced), any increases in the incurred credit mark are recorded as a provision for credit losses and an increase to the collective allowance for loan losses related to purchased loans or in the specific allowance if the loan in the acquired performing portfolio is subsequently identified as being individually impaired. Decreases in the incurred credit losses (i.e., estimated cash flows are increased) will be recorded in the provision for credit losses until the accumulated collective allowance relating to the acquired performing loan portfolio is exhausted. Any additional decrease is recorded as net interest income since otherwise a negative collective allowance related to the purchased performing portfolio would be recorded. As noted above, in instances where the actual cash flows are consistent with our expectations at acquisition, there is no change to the incurred mark and it is not realized in the income statement.

•	Discuss the factors that you consider in determining whether to recognize this credit mark in either net interest income or collective provisions.

Changes in the incurred credit mark are reflective of changes in estimated cash flows relating to the acquired loan portfolio due to changes in circumstances subsequent to the acquisition date. As noted above, in accordance with IAS39.AG8, the incurred credit mark is re-measured at each reporting period consistent with the collective allowance methodology with any change reported in profit or loss. We record decreases in estimated cash flows as a provision for credit losses and an increase to the collective allowance for loan losses related to the purchased portfolio or an increase in the specific allowance when a loan originally in the acquired performing portfolio subsequently is identified as being individually impaired. Decreases in the incurred credit losses will be recorded in the provision for credit losses until the accumulated collective allowance relating to the acquired performing loan portfolio is exhausted. Any additional decrease will be recorded as net interest income. We determined that changes in the estimated cash flow that resulted in changes in the specific and collective allowance on the purchased performing loan portfolio were best reflected in the provision for credit losses in a manner consistent with our treatment of originated performing loans.

To enable readers of our financial statements to clearly understand the accounting for the purchased loan portfolio and the impact on the different financial statement components we believe it is important to provide clear and transparent disclosure of our accounting treatment. We provide disclosure of the classification and measurement of the purchased performing portfolio in the notes to our consolidated financial statements (page 133 of the 2012 Annual Report). Additionally we provide transparent disclosure of the impact to both net interest income and the provision for credit losses of the accounting impact related the purchased performing portfolio, including showing the impact on our results as a notable item in our management discussion and analysis (page 32 and 96 of the 2012 Annual Report) as net interest income related to the purchased portfolio can significantly impact total net interest income and related net interest margin (a key metric for users of our financial statements) over the life of the purchased performing loan portfolio. We believe that due to our transparent disclosure on loan accounting, readers of our financial information are readily able to assess the performance of the purchased performing portfolio as a whole and its impact on the results of the Bank.

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To the extent that this portion of the credit mark does represent an incurred credit mark, tell us why you treat the revolving loans differently and amortize both the incurred and future credit marks into net interest income for those loans.

The assets acquired and liabilities assumed in the acquisition, including revolving loans, are reflected at fair value on the acquisition date.

With respect to acquired revolving credit facilities, amounts may or may not have been drawn as of the acquisition date. Over the term of the facility subsequent to acquisition, borrowers may draw under the facility, repay all or a portion of the drawn amount, and subsequently draw and repay numerous times in varying amounts. In a revolving credit facility, we are uncertain as to when and for how much any drawdowns will be as it is not in our control. The fair value mark on the revolving facilities (which comprises the aggregate of the interest rate mark and the incurred and future credit marks) represents the amount a market participant would expect to be compensated for to stand ready to provide credit to the full amount of the revolving facility over the term. As we have committed to lend at any time, amortizing the total interest rate mark and credit mark to income on a straight line basis over the term of the facility best reflects our stand by obligation.

In determining the accounting for acquired revolver facilities, we looked to the IAS guidance on loan commitments (IAS 39.47(d)) and the IAS 18 guidance on fees earned as services are performed (IAS 18.IE14(b)). We recognize specific provisions for credit losses as they arise on the portfolio of revolving loans, consistent with our usual risk management practices. Further, as the incurred credit mark on the revolving loan portfolio is amortized, we assess the requirement to record a collective allowance on the portfolio on a quarterly basis consistent with our methodology for the collective allowance.

•	Finally, tell us the IFRS guidance you relied upon to account for both the future and incurred credit marks on purchased performing loans.

On acquisition the loans were recorded at their fair value. Subsequently they are accounted for using the principles of amortized cost accounting and the application of the effective interest method (“EIM”) as required in IAS 39. IAS 39 does not offer separate guidance in respect to applying the EIM specifically for acquired loan portfolios; the EIM principles in IAS 39 apply to both originated and purchased loans.

A key principle under IAS 39 is that the determination of the effective interest rate and the application of EIM should consider contractual cash flows but should not consider future credit losses (IAS 39.9). Accordingly, because the future credit mark on the purchased performing portfolio reflects future (rather than incurred) credit losses, the expected cash flows used in determining the effective interest rate on the purchased portfolio do not consider those future credit losses and hence the future credit mark is amortized using the effective interest method.

However, the standard acknowledges in IAS 39.AG5 that “in some cases, financial assets are acquired at a deep discount that reflects incurred credit losses. Entities include such incurred credit losses in the estimated cash flows when computing the effective interest rate.” Although what constitutes a deep discount is not defined in IAS 39, the Basis for Conclusions in IAS 39 (IAS 39.BC32) states that “when a financial asset is acquired at a deep discount, credit losses have occurred and are reflected in the price. If an entity does not take into account such credit losses in the calculation of the effective interest rate, the entity would recognize higher interest income than that inherent in the price paid.” The Bank applied this principle to the acquired performing loan portfolio. The incurred credit mark represents the incurred loss in the portfolio at the time of acquisition that has not yet been specifically identified with individual loans. Consistent with the guidance in IAS 39.BC32, to accrete this amount to income would overstate interest income because those cash flows are not expected to be collected based on the incurred but not yet specifically identified losses inherent the purchased performing loan portfolio. Accordingly we do not believe it is appropriate to include the incurred credit mark in the determination of the effective interest rate on the purchased performing loan portfolio and on this basis we do not accrete the initial recognition amount (fair value) to the full contractual amount, but only accrete to the contractual cash flows less the incurred credit mark.

As noted above, subsequent to the acquisition date the incurred credit mark may change as the Bank re-estimates the incurred credit losses on the portfolio. Changes in the incurred credit mark (and accordingly the carrying amount of the acquired loan portfolio) will be adjusted to reflect those changed expectations based on the requirements of IAS 39.AG8 and IAS 39.58.

7.	As a related matter, please tell us whether a portion of your purchased performing loans, including your loans with revolving terms, include an incurred credit mark at acquisition, and if so, provide us with the IFRS guidance that you relied upon for the classification of such loans as purchased performing.

The fair value of the purchased performing loans on the acquisition date, including loans with revolving terms, reflected the fact that inherent in that portfolio are incurred losses that have not been specifically identified with individual loans (which we call the incurred credit mark) and that the expected cash flows from the portfolio are reduced by the incurred credit mark. We classified these loans as performing based on the guidance in IAS39.59. Purchased loans where at the time of acquisition, the borrower was continuing to make timely payment of principal and interest and for which there was no objective evidence of impairment at the individual loan level, were classified as purchased performing loans. IAS 39.59 states that “a financial asset is impaired and impairment losses are incurred if, and only if, there is objective evidence of impairment as a result of one or more events that occurred after the initial recognition of the asset…” (emphasis added). Based on this guidance and as noted on page 133 of our Annual Report none of the loans were considered to be impaired at the time of acquisition as they were initially recorded at their fair value (IFRS 3 and IAS 39.43); they would only be considered impaired if an impairment loss is recognized after their initial recognition by the Bank.

8.	You state that the remaining unamortized credit mark related to the purchased credit impaired loans is recorded in the provision for credit losses during the period in which the loan is repaid and the decrease in this remaining credit mark from October 31, 2011 to October 31, 2012 was $764 million. Please address the following:

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Tell us whether the cash flows used to calculate the effective interest rate for your purchased credit impaired loans include only the incurred credit mark on this portfolio or both incurred and future credit marks.

Purchased credit impaired (“PCI”) loans are those loans where there was objective evidence of impairment on an individual loan basis which had an impact on the estimated future cash flows from that individual loan. In this instance, the entire credit mark is an incurred credit mark. In accordance with IAS 39.9 we accrete using the effective interest method to expected cash flows (which are determined based on contractual cash flows net of the credit mark) and accordingly only the interest rate mark is being amortized to income.

•	Tell us what the remaining unamortized credit mark represents in your purchased credit impaired loan portfolio.

On the acquisition date, the credit mark represented the estimate of cash flows that are not expected to be collected. Subsequent to the acquisition, we regularly re-evaluate what we expect to collect on the purchased credit impaired loan portfolio. The remaining credit mark represents management’s best estimate of incurred losses that have been experienced in the portfolio on an individual loan basis. That is, it is the difference between the contractual cash flows of the loan and the expected cash flows on an undiscounted basis.

Upon further review of our disclosure, we note that on page 133 of the Annual Report we refer to the incurred credit mark on purchased credit impaired loans as “unamortized” which could be read to suggest that a portion of the credit mark on the purchased credit impaired portfolio is amortized. As the credit mark is not amortized for purchased credit impaired loans, we will use terminology in our future disclosure that does not reference amortizing the credit mark and will clarify why this is the case.

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Discuss whether you recognized this credit mark upon repayment to the extent that it represents a change in expected cash flows. If it represents a recovery in expected cash flows, tell us why you record this amount in the provision for credit losses as opposed to net interest income.

Purchased credit impaired (PCI) loans are recorded at the net present value of the expected cash flows. We looked to the guidance in IAS 39.AG8 to determine the accounting for subsequent revisions in estimated cash flows. Although AG8 states that the revisions should impact the carrying amount and that the adjustment “is recognized in profit or loss as income or expense”, it does not explicitly provide guidance on income statement classification.

We considered the classification on the income statement and whether recoveries on PCI loans should be reflected in net interest income or the provision for credit losses. We decided that the provision for credit losses was the most appropriate presentation for the following reasons:

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This is consistent with recoveries on originated loans that are credit impaired. Our accounting for the changes in expectations of future cash flows on purchased credit impaired loans is consistent with that applied to originated loans that become credit impaired. In both instances revisions in expected cash flows are discounted at the effective interest rate and recorded in the provision for credit losses.

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A primary driver behind revisions in the estimate of cash flows is changes in credit performance expectations. We determined that it is more appropriate to reflect these changes in credit risk in the provision for credit losses not in net interest income given their character.

Our position on this classification issue has been recently reinforced with the release of the IASB and FASB exposure drafts on accounting for the impact of credit losses on financial instruments. IASB ED Financial Instruments – Expected Credit Losses, paragraph 15; BC78; and BC 137 – BC 140 and FASB ED Financial Instruments – Credit Losses, ASC825-15-25-7; BC 40 and 41 indicate that changes in the expected cash flows on purchased credit impaired loans, both positive and negative, will be reflected in the provision for credit losses.

In the absence of specific guidance relating to income statement classification, we ensured that we provided transparent disclosure. Page 133 of the 2012 Annual report outlines the accounting policy with regard to purchased credit impaired loans. Additionally page 40 of the 2012 Annual Report discloses the impact on the provision for credit losses of the accounting for purchased credit impaired loans. We believe that the transparent nature of our disclosure allows a reader of the financial information to clearly assess the impact of the purchased credit impaired loan accounting on the Bank’s results.

•	Reference the IFRS guidance that you relied upon for your accounting treatment of the unamortized credit mark on purchased credit impaired loans.

The Bank looked to the guidance in IAS 39.9 relating to the determination of the effective interest rate and to IAS 39.AG5 through AG8 on the application of effective interest rate principles and the impact of changes in expected cash flows in determining the accounting for purchased credit impaired loans. As noted above, our treatment of reflecting increases and decreases in expected cash flows on PCI loans in the provision for credit losses is consistent with the direction of the IASB and FASB EDs on PCI loans.

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Please provide us with a representative example of a purchased performing loan and a purchased credit impaired loan so that we can better understand your accounting treatment. Include a discussion of your initial measurement and subsequent measurement for both increases and decreases in expected cash flows for each of these loan types. To the extent that you bifurcate the incurred and future credit marks for any of these portfolios under IFRS, tell us the factors you consider and provide us with the general size of the incurred and future credit marks for purchased performing and purchased credit impaired loans.

At October 31, 2012 the credit mark on the purchased performing portfolio was comprised of an incurred credit mark of $580 million and a future credit mark of $593 million. The total credit mark was determined on the acquisition date based on total estimated life of loan losses (that is, the difference between estimated cash flows on an undiscounted basis used to determine the fair value of the portfolio and contractual cash flows). We measured the incurred credit mark portion of the total credit mark at the acquisition date using a methodology consistent with our collective allowance methodology which involves performing a detailed review of the risk rating of the loans at acquisition date, assigning probabilities of default and using other risk factors to determine the incurred losses in the portfolio that have not been identified with individual performing loans. For retail portfolios, historical loss rates were used to determine the incurred credit mark. The difference between the total estimated life of loan credit mark and the incurred credit mark is the future credit mark.

The credit mark on the purchased credit impaired portfolio was $445 million at October 31, 2012 and, as discussed above, relates to only the incurred credit mark. The credit mark on the purchased credit impaired loans was determined by performing evaluations of the loans on an individual loan basis to determine the recoverable amount of the loan. For retail purchased credit impaired loans we used models which incorporate assumptions such as default rates and loss severity.

Example of purchased performing loans

(Note: In the following examples we have ignored the impact of the interest rate mark, which will be amortized to income using the effective interest method.)

On acquisition of the loans, we determine that certain loans in the portfolio are not impaired at the acquisition date. Accordingly we classify these loans as purchased performing. We assigned performing loans to risk rating buckets based on similar credit risk characteristics (borrower type, credit rating, etc.). We estimate the future cash flows and determine the total credit mark required. Using our collective allowance methodology, we attribute a portion of the credit mark to the incurred mark and the remaining portion to the future mark.

Pool consists of 5 loans with a contractual amount of $100 each—$500 pool value

Incurred credit mark on the pool—$30

Future credit mark on the pool—$50

Term of each loan is 5 years

We will amortize the future credit mark of $50 on the pool on the effective yield basis over the 5 year life of the loans.

Decrease in expected cash flows

At the end of period 1, we re-assess the incurred credit mark using our collective allowance methodology and determine that our collective allowance / incurred credit mark needs to be $43 as there has been deterioration in the credit quality of the group of loans. A provision for credit losses of $13 will be recorded with the offset to the collective allowance for loan losses.

Increase in expected cash flows

At the end of period 2, we re-assess the incurred credit mark using our collective allowance methodology and determine that our collective allowance / incurred credit mark needs to be $24 as there has been improvement in the credit quality of the group of loans. As we have previously recorded a collective allowance for loan losses against this portfolio, we will record $13 as a recovery in the provision for credit losses and $6 in net interest income.

Example of Purchased Credit Impaired Loan

(Note: In the following example we have ignored the impact of the interest rate mark, which would be amortized to income using the effective interest method.)

On acquisition of the loan, we determine that the collection of principal and interest is no longer reasonably assured and hence the loan is classified as a PCI loan. We estimate the future cash flows and determine the recoverable amount of the loan to be $85. Accordingly, credit losses on the loan are $15, which will be deducted from contractual cash flows in determining the effective interest rate. (For purposes of this simple example, we are ignoring the impact of discounting.)

Contractual amount of loan—$100

Credit mark—$15

Term of the loan is 5 years.

Decrease in expected cash flows

At the end of period 1 we performed a specific review of the loan and re-estimate the recoverable amount of the loan which is now $80. The decrease in expected cash flows is reflected as a charge to the specific provision for credit losses of $5.

Increase in expected cash flows

At the end of period 2 we performed a specific review of the loan and re-estimate the recoverable amount of the loan has increased to $83. The increase in expected cash flows is reflected as a recovery in the specific provision for credit losses of $3.

9.	Tell us whether you identified any differences between Canadian GAAP and IFRS related to (i) purchased credit impaired loans and (ii) purchased performing loans. If so, please identify those differences, quantify the related effects, and explain where they have been reflected in the reconciliation included within Note 30.

There are no significant differences between Canadian GAAP and IFRS for both purchased performing loans and purchased credit impaired loans.

Note 30: Transition to International Financial Reporting Standards, page 177

Explanation of Difference, page 179

10.	You state under “(g) Loan Impairment” on page 180 that the measurement of amount to be written off under IFRS is different than Canadian GAAP as IFRS requires you to include an estimate of future recoveries in your determination of the recoverable amount. Please tell us whether the estimate of future recoveries in included in your loan impairment measurement or if it is a separate estimate calculated only at write-off. Also, provide us with the IFRS guidance you reference here that resulted in a change from Canadian GAAP for loan impairments.

Under IFRS, the estimate of future recoveries is included in loan impairment measurement. In accordance with IFRS, our impaired loans must be recorded at the present value of the expected cash flows (including expected recoveries) discounted at the relevant effective interest rate. Based on historical evidence, our retail products that are subject to automatic write-off after a pre-set number of days will generate recoveries in future periods. These recoveries are part of the expected cash flows on the loans. For loans that have been written off in the period we estimate future recoveries based on historical recovery patterns. On transition to IFRS, we calculated the present value of the expected cash flow recoveries on loans written off in prior periods and recorded this amount in our opening IFRS balance sheet. We referenced IAS 39.63 which indicates that expected future cash flows need to be reviewed to determine the amount of impairment. IAS 39.AG92 specifically references that “Formula-based approaches or statistical methods may be used to determine impairment losses in a group of financial assets… [and should] consider the cash flows for all of the remaining life of an asset (not only the next year)” Based on this guidance we believe it is appropriate to consider recoveries on amounts that were automatically written-off in accordance with our impairment policy. For all other loans where we determine a net recoverable amount we include an estimate for future recoveries in the net recoverable amount.

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We acknowledge that:

•	the company is responsible for the adequacy and accuracy of the disclosure in the filing;

•	staff comments or changes to disclosure in response to staff comments do not foreclose the Commission from taking any action with respect to the filing; and

•	the company may not assert staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Should you have any further questions, please feel free to contact me at (416) 867-4689.

Sincerely,

/s/ Thomas Flynn

Thomas Flynn

Executive Vice President and Chief Financial Officer

cc: Bank of Montreal, Audit and Conduct Review Committee

      KPMG, LLP